UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

HEALTH DISCOVERY CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

42218R-10-0
----------
(CUSIP Number)

Feb. 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/_X_/                      Rule  13d-1(b)
/___/                      Rule  13d-1(c)
/___/                      Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.
42218R-10-0

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Prime Mover Capital Management, L.P. 20-5370668

2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [x]

3)	SEC Use Only

4)	Citizenship or Place of Organization Delaware

5) Sole Voting Power

Number of Shares	6) Shared Voting Power
Beneficially	15,596,606
Owned by Each)
Reporting	7) Sole Dispositive Power
Person With

8) Shared Dispositive Power
15,596,606

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,596,606

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11)	Percent of Class Represented by Amount in Item 9 6.8%

12)	Type of Reporting Person (See Instructions) PN

CUSIP No.
42218R-10-0

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Peter Belton

2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [x]

3)	SEC Use Only

4)	Citizenship or Place of Organization United States

5) Sole Voting Power
1,451,402

Number of Shares	6) Shared Voting Power
Beneficially	15,596,606
Owned by Each)
Reporting	7) Sole Dispositive Power
Person With	1,451,402

8) Shared Dispositive Power
15,596,606

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,048,008

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11)	Percent of Class Represented by Amount in Item 9 7.5%

12)	Type of Reporting Person (See Instructions) IN

ITEM 1.

(A)	NAME OF ISSUER Health Discovery Corporation

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE 2 East Bryan Street, #502 Savannah, Georgia 31401

ITEM 2.

(A)	NAME OF PERSONS FILING
(i)	Prime Mover Capital Management, L.P., a Delaware limited partnership, which serves as the investment manager of Prime Mover Capital Partners, L.P., a Delaware limited partnership.
(ii)
Peter Belton, an individual, who serves as the Managing Member of Prime Mover GP, LLC (general partner of Prime Mover Capital Management, L.P.) and Managing Member of the General Partner of Prime Mover Capital Partners, LP.

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
(i)	Prime Mover Capital Management, L.P. 54 Thompson Street, 4th Floor New York, NY 10012
(ii)	Peter Belton c/o Prime Mover Capital Management, L.P. 54 Thompson Street, 4th Floor New York, NY 10012

(C)	CITIZENSHIP
(i)	Prime Mover Capital Management, L.P. a Delaware limited partnership
(ii)	Peter Belton is a United States citizen

(D)	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.001 per share (“Common Shares”)

(E)	CUSIP NUMBER 42218R-10-0

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b)
or (c), check whether the person filing is a:

(a)	___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	_X A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Prime Mover Capital Management, L.P.
As of February 14, 2011, may be deemed to have beneficially owned: (i) 8,721,606 shares of common stock par value $0.001 (“Common Shares”) and (ii) 6,875,000 warrants of Health Discovery Corporation. Each warrant entitles the holder to purchase one share of Health Discovery Corporation’s Common Stock at a price of $0.17.  Each warrant will expire on July 27, 2012, or earlier upon exercise.

(a)	Peter Belton
As of February 14, 2011, may be deemed to have beneficially owned 1,451,402 shares of common stock par value $0.001 (“Common Shares”).

(b)	Amount beneficially owned:
17,048,008

(b)	Percent of class:

7.5% of the Company’s Common Stock, which percentage was calculated based on 228,850,747 shares of Common Stock outstanding as of September 30, 2010, as reported by the Company on its Form 10-Q/A, dated February 11, 2011.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:1,451,402
(ii)	Shared power to vote or to direct the vote:15,596,606
(iii)	Sole power to dispose or to direct the disposition of:1,451,402
(iv)	Shared power to dispose or to direct the disposition of:15,596,606

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

  Not applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

 Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

 Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.   CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: 2/14/2011

Prime Mover Capital Management, L.P.
By: /s/ Peter Belton
----------------------------
Name: Peter Belton
Title: Managing Member

By: /s/ Peter Belton
----------------------------
Name: Peter Belton